UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

☐	Form 10-K	☒	Form 20-F	☐	Form 11-K	[ ]	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For the year ended December 31, 2018.

☐	Transition Report on Form 10-K.
☐	Transition Report on Form 20-F.
☐	Transition Report on Form 11-K.
☐	Transition Report on Form 10-Q.
For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Patagonia Gold Corp.

Full Name of Registrant

 Hunt Mining Corp.
Former Name if Applicable

Av. Libertador 498 P.26 Argentina C.A.B.A

Address of Principal Executive Office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 20-F for the fiscal year ended December 31, 2020 will not be submitted by the deadline without unreasonable effort or expense, because the Registrant has switched from a U.S. domestic reporting issuer to a foreign private issuer and needs additional time to complete certain disclosures and analyses to be included in the Report. The Registrant is working diligently to finalize the Report and anticipates filing within the extended filing period, pursuant to Rule 12b-25.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher van Tienhoven	(+5411)	52786950
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒		No □

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes □		No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Patagonia Gold Corp.has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2021	By	/s/ Christopher van Tienhoven

Christopher van Tienhoven Chief Executive Officer